UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42864

CCH Holdings Ltd

(Translation of registrant’s name into English)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 30, 2026, approved by the Board of Directors (the “Board”) and the Nominating and Corporate Governance Committee of the Company, Chung Wai Wong was appointed as a director and a member of Nominating and Corporate Governance Committee, a member of Audit Committee and a member of Compensation Committee, effective June 30, 2026.

The biographical information of Chung Wai Wong is set forth below:

Chung Wai Wong, aged 38, has experience in financial asset management and immigration consulting. She has served as the managing director of King’s United Immigration Consultancy Limited since May 2024, where she oversees corporate strategy and service governance for its immigration advisory, global visa processing and overseas settlement consultation businesses. From November 2019 to May 2024, she served as the executive director of Harbor Central Capital Limited, where she oversaw global investment allocation strategy and portfolio risk control. From February 2020 to November 2021, she served as the sales director of Emperio Securities & Asset Management Limited. From May 2019 to January 2020, she served as the business development director of Kilmorey International Holding Limited. From June 2018 to May 2019, she served as the associate director of China Ying Shing Securities Limited. From June 2016 to June 2018, she served as the associate director of ChaoShang Securities Limited. From August 2015 to June 2016, she served as the senior vice president of Happy-Silicon Asset Management Holding (HK) Limited. Ms. Wong obtained a bachelor’s degree in business administration from the University of Portsmouth in 2012. She is a licensed representative of the Hong Kong Securities and Futures Commission, holding Type 1, Type 4 and Type 9 licenses.

Chung Wai Wong does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Chung Wai Wong is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and them.

Pursuant to the director offer letter by and between the Company and Chung Wai Wong, dated June 30, 2026, the term shall continue until her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-election every year by the Board. Chung Wai Wong is entitled to compensation of $12,000 for each calendar year of service. The offer letter is qualified in their entirety by reference to the complete text of the letters, which are filed hereto as Exhibit 10.1.

This report shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-296063) and shall be considered a part of each such registration statement from the date of filing, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Offer Letter with Chung Wai Wong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH Holding Ltd

Date: June 30, 2026	By:	/s/ Goh Kok E
	Name:	Goh Kok E
	Title:	Chairman and Chief Executive Officer and Chief Operating Officer

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